[GRAPHIC OMITTED]

                            ORTEC INTERNATIONAL, INC.
                           WWW.ORTECINTERNATIONAL.COM


December 26, 2006

Kevin L. Vaughn, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Vaughn:

Listed below are your questions followed by our responses:

In the course of responding to your comments, we reviewed the accounting treatment for the various transactions. We determined that certain of these transactions, specifically our accounting for the Series C preferred stock exchange in the first quarter of 2005 (question 5) and our accounting for the reduction in Series E warrant prices to $0.001 in relation to the issuance of promissory notes in the second quarter of 2005 (question 8) were incorrect. As a result, we filed a Form 8-K and disclosed under Item 4.02 our determination that the 2005 financial statements can no longer be relied on and that we intend to restate our results and amend Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and Form 10-KSB for the year ended December 31, 2005.

     1. AS OUTLINED IN SEC RELEASE 34-48960, THIS DISCUSSION IS INTENDED TO SUPPLEMENT THE POLICIES DISCLOSED IN THE NOTES AND PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF ESTIMATES USED IN PRESENTING YOUR RESULTS. IN FUTURE FILINGS, PLEASE INCLUDE THIS SECTION TO PROVIDE A SEPARATE DISCUSSION OF EACH OF YOUR CRITICAL ACCOUNTING ESTIMATES. FOR EACH CRITICAL ACCOUNTING ESTIMATE, ADDRESS THE FOLLOWING:

     o    DESCRIBE THE METHODOLOGY UNDERLYING EACH CRITICAL ACCOUNTING ESTIMATE.

     o IDENTIFY WHERE AND HOW EACH CRITICAL ACCOUNTING ESTIMATE AFFECTS THE COMPANY'S REPORTED FINANCIAL RESULTS, FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION, AND WHEN MATERIAL, IDENTIFY THE AFFECTED LINE ITEMS.

     o DISCUSS, IF APPLICABLE, WHY YOU COULD HAVE CHOSEN IN THE CURRENT PERIOD ESTIMATES THAT WOULD HAVE HAD A MATERIALLY DIFFERENT IMPACT ON YOUR FINANCIAL PRESENTATION.

     o DISCUSS, IF APPLICABLE, WHY THE ACCOUNTING ESTIMATE MAY CHANGE IN FUTURE PERIODS AND DESCRIBE THE IMPACT ON YOUR FINANCIAL STATEMENTS.

     We acknowledge there is some judgment and estimation in our numbers and we will include this section in our future filings. We anticipate the disclosure will be similar to what follows:

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses, and related disclosure of contingent assets and liabilities. Actual results may vary from these estimates under different assumptions or conditions. On an on-going basis, we evaluate our estimates, including those related to the estimated useful lives of intangible assets and stock based compensation. We base our estimates on historical experience, business practices and corporate policies, contractual provisions and various other assumptions that are believed to be reasonable under the circumstances


     Our significant accounting policies are described in Note 2 to our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements.

     VALUATION OF INTANGIBLE ASSETS

     Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimated useful lives and fair values of intangible assets. Our intangible assets consist of patent application costs. We establish the estimated useful lives of our patent application costs based on a number of factors, which is in part based on our assessments of the technology and the life of the patent. If these estimates change, the estimated useful lives of our intangibles may require adjustment. We test for impairment annually and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Subsequent reviews may result in future periodic impairments that could have a material adverse effect on the results of operations in the period recognized.

     STOCK-BASED COMPENSATION

     We follow  Statement of  Financial  Accounting  Standards  No. 123 (revised
     2004), "Share-Based Payment," (SFAS 123(R)) and related interpretations in accounting for equity-based awards issued to employees and directors. The fair value of each of our stock option awards is expensed on a straight-line basis over the vesting period of the options, which is generally four years. Expected volatility is based on the historical volatility of our stock with reasonable assumptions regarding


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     projected future events.  The risk-free rate of interest for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. We use historical data to estimate forfeitures within our valuation model. The expected life of our stock option awards is derived from historical experience and represents the period of time that awards are expected to be outstanding. For stock warrants or options granted to non-employees, we measure fair value of the equity instruments utilizing the Black-Scholes method if that value is more reliably measurable than the fair value of the consideration or service received. We amortize such cost over the related period of service.

2. PLEASE REVISE FUTURE FILINGS TO PROVIDE ALL OF THE INFORMATION REQUIRED BY PARAGRAPH 11 (D) OF SFAS 7 FOR EACH SHARE ISSUANCE.

     We believe all of this information is currently provided in our Statement of Shareholders' Equity (Deficit) other than a share tally for our preferred stock and warrant transactions which are provided in the footnotes. We will review each issuance of preferred stock and warrants from inception and ensure the number of shares is included parenthetically with each transaction description in the Statement of Shareholders' Equity (Deficit).

3. PLEASE RECONCILE THE AMOUNT SHOWN AS "PROMISSORY NOTES REPAID WITH COMMON STOCK" ($13,112,626) IN THE SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES WITH THE AMOUNT DISCLOSED IN "JANUARY 2005 PRIVATE PLACEMENT" ON PAGE F-24 ($12,361,456).

     The $13,112,626 consists of the $9,626,626 principal balance outstanding on January 5, 2005 (see page F-24) and the $3,486,000 principal balance outstanding on October 12, 2005 (see page F-26). The $12,361,456 consists of the $9,626,626 principal balance plus accrued interest of $674,587 plus 20% premium totaling $2,060,243 as described on F-24. Therefore the only amount that directly reconciles is the $9,626,626. There is an amount of $658,776 also shown on page F-9 that represents the 2004 accrued portion of the $674,587 interest amount above.

4. WE NOTE FROM YOUR STATEMENTS OF STOCKHOLDERS' EQUITY AND FROM NOTE 10 THAT YOU HAVE ISSUED OPTIONS AND WARRANTS TO NON-EMPLOYEES. TELL US AND REVISE THIS FOOTNOTE IN FUTURE FILINGS TO DISCLOSE YOUR ACCOUNTING POLICY FOR STOCK ISSUED TO NON-EMPLOYEES. REFER TO SFAS 123 AND EITF 96-18.

     Our  policy   regarding  the   accounting   for  options  and  warrants  to
     non-employees is on page F-14, however, we intend to revise this part of the disclosure as follows:

     For stock warrants or options granted to non-employees the Company measures fair value of the equity instruments utilizing the Black Scholes method if that


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

     value is more reliably measurable than the fair value of the consideration or the service received. We amortize such cost over the related period of service.

5. WE NOTE YOUR DISCLOSURES REGARDING YOUR JANUARY 5, 2005 TRANSACTIONS. WE NOTE THAT YOU ISSUED 2,806.37 SHARES OF SERIES D PREFERRED STOCK (CONVERTIBLE INTO 11,225,466 SHARES OF COMMON STOCK) AND FIVE-YEAR SERIES E WARRANTS TO PURCHASE 21,889,989 SHARES OF YOUR COMMON STOCK AT AN EXERCISE PRICE OF$1.80 PER SHARE. WE FURTHER NOTE THAT THE SERIES E WARRANT HOLDERS WERE ENTITLED TO PENALTIES IN THE EVENT THAT YOU FAILED TO REGISTER THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS WITHIN A TIMELY PERIOD. PLEASE RESPOND TO THE FOLLOWING:

     o PROVIDE US WITH YOUR DETAILED ANALYSIS OF THE ACCOUNTING FOR THIS TRANSACTION. WE NOTE THAT THIS AGREEMENT APPEARS TO CONTAIN VARIOUS EMBEDDED DERIVATIVES THAT YOU MIGHT BE REQUIRED TO BIFURCATE FROM THE HOST CONTRACT BASED ON THE GUIDANCE OF SFAS 133 AND EITF 00-19.

     o TELL US HOW YOU CONSIDERED THE GUIDANCE PROVIDED IN EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19 IN CONCLUDING HOW TO ACCOUNT FOR THESE INSTRUMENTS. WHILE WE NOTE THAT THE EITF HAS NOT REACHED A CONSENSUS ON THIS ISSUE AND HAS DEFERRED DELIBERATION UNTIL THE FASB ADDRESSES CERTAIN QUESTIONS WHICH COULD IMPACT A CONCLUSION ON THIS ISSUE, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO.1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT AND THE DEBT AGREEMENT.

     o DESCRIBE TO US THE FEATURES OF EACH POTENTIAL EMBEDDED DERIVATIVE YOU HAVE IDENTIFIED AND DISCUSS YOUR CONCLUSIONS AS TO WHETHER IT SHOULD BE BIFURCATED, CITING THE SPECIFIC GUIDANCE ON WHICH YOU RELIED.

     o PLEASE PROVIDE US WITH YOUR DETAILED ANALYSIS OF PARAGRAPHS 12-32 OF EITF 00-19 USED IN DETERMINING WHETHER THE EMBEDDED CONVERSION FEATURE IS REQUIRED TO BE BIFURCATED AND ACCOUNTED FOR AT FAIR VALUE.

     o TELL US HOW YOU APPLIED THE GUIDANCE IN SFAS 133 AND EITF ISSUE 00-19 IN EVALUATING WHETHER THE WARRANTS TO PURCHASE 21,889,989 SHARES OF YOUR COMMON STOCK ARE A FREESTANDING DERIVATIVE THAT SHOULD BE CLASSIFIED AS A LIABILITY ON YOUR BALANCE SHEET AND ACCOUNTED FOR AT FAIR VALUE UNDER SFAS 133.

     o REVISE THE FINANCIAL STATEMENTS TO DESCRIBE CLEARLY HOW YOU HAVE ACCOUNTED FOR THE SERIES D CONVERTIBLE PREFERRED STOCK AND WARRANTS, INCLUDING ANY RELATED DISCOUNTS AND ANY EMBEDDED DERIVATIVES REQUIRING BIFURCATION PURSUANT TO SFAS 133.

     o REVISE THE CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION OF MD&A TO DISCLOSE THE METHODOLOGY AND SIGNIFICANT ESTIMATES USED TO VALUE ANY OF THESE INSTRUMENTS YOU CARRY AT FAIR VALUE.

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


     We considered the January 5, 2005 transaction in three respective parts as described below. In each of these transactions we issued common stock or Series D convertible preferred stock ("Series D"). The Series D was issued as an alternative to provide investors with the ability to maintain their holdings below 9.99% (it's at the investors' option to take Series D in lieu of common stock - see discussion of Series D in part (b) below). We will revise our disclosure of this transaction as necessary to more clearly disclose the terms and conditions and accounting for these transactions.

          (a) First, we sold 6,483,962 shares of common stock and Series E warrants to purchase 3,241,961 shares of common stock at $1.80 per share. The shares of common stock were priced at $0.833 per share and investors received one Series E warrant for every two shares of common stock purchased (i.e. we sold units of one share of common stock and one-half a Series E warrant for $0.833 per unit). The common stock was recorded as equity. We also analyzed the warrants to determine if they required classification as a liability in accordance with paragraphs 12-32 of EITF 00-19 and determined that was not necessary.

               The warrants do not include any provision that could require net-cash settlement. In considering whether the warrants permit us to settle in unregistered shares we looked at the registration rights provisions and the related penalties. Although we can deliver unregistered shares, if we fail to maintain effective the registration for resale we are subject to penalties. We determined the maximum penalty would be approximately 25% of the initial investment. The units were sold at $0.833 per unit. Based on a Black Scholes option pricing model we determined that one Series E warrant was worth approximately $0.56 on the day of sale and one-half of that amount is $0.28. The fair market value of our common stock was $0.95 on January 5, 2005 resulting in a 32% discount from the market price for each unit determined as follows: $0.95 + $0.28 = $1.23 - $0.833 =$.397/$1.23, or 32%. We
               concluded the discount for a share of unregistered common stock would be a minimum of 32% considering such factors as the absence of such a market historically and our development stage status. This discount was in excess of the maximum 25% penalty and thus in accordance with paragraph 16 of EITF 00-19 we believe we can settle the contract in unregistered shares. Additionally, the contract provides for an explicit number of shares to be delivered and we determined that we had sufficient authorized and unissued shares available to settle the contract. Lastly, there are no requirements to pay cash to the warrant holders other than the penalty previously discussed. As such we concluded liability classification was not necessary for the warrants.

               We did not consider the guidance in EITF 05-4 as it has generally been our policy to work with final regulations of a conclusive nature. That said, this private placement carried registration rights and penalties similar to those discussed in the EITF. We considered the registration rights and penalties and the warrant to be one instrument and evaluated the warrants registration rights in accordance with EITF 00-19 as discussed above. This was similar to View A presented in Issue Summary No. 1 to EITF 05-4.

               (b) The second part of the transaction involved the exchange of Series C convertible preferred stock ("Series C") which was recorded on our books at $3,529,289 for 7,628,525 shares of common stock with a market price of $0.95 per share and 3,814,262 Series E warrants with a total fair value of $2,125,974 determined using a Black Scholes valuation model. We evaluated the Series E warrants as noted above. In lieu of receiving 4,344,843 of the common shares some investors took 1,086.21 shares of Series D which could be converted into 4,344,843 common shares at their option or our option should they fall below 9.99% ownership of our common stock. The fair value of the Series D was equivalent to the value of the 4,344,843 common shares.

               We reviewed the accounting treatment for the exchange of Series C for common stock and Series E warrants under EITF Topic D-42. Topic D-42 requires that if convertible preferred stock is converted to other securities pursuant to an inducement offer, we should record the excess of 1) the fair value of all securities transferred to the Series C holders over 2) the fair value of securities issuable pursuant to the original conversion terms as an increase to net loss to arrive at net loss available to common shareholders. Though we accounted for the fair value of the warrants as a deemed dividend on the day of the transaction we did not account for the excess of the fair value of the common shares transferred over the fair value of the securities issuable pursuant to the original conversion terms of the Series C.

               As a result of this review, on December 26, 2006, after discussion with our independent registered public accounting firm and consultation with our Audit Committee, we concluded that we should restate our financial statements for the three month period ended March 31, 2005, the six month period ended June 30, 2005, the nine month period ended September 30, 2005 and the fiscal year ended December 31, 2005 to reflect the fair value adjustment for the securities transferred to Series C holders. The excess of the fair value of all securities transferred to the Series C holders over the fair value of securities issuable pursuant to the original conversion terms is $6,353,448 which is $4,227,474 more than the original amount recorded. This amount will be recorded as a deemed dividend in the restated financial statements for the three month period ended March 31, 2005.

               In accounting for the Series D, we considered whether the embedded conversion option required separation. The Series D was created for the sole purpose of giving shareholders whose ownership might exceed 9.99% the ability to maintain their rights (i.e. voting rights and rights to receive dividends) as a common stock shareholder without exceeding the 9.99%

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               threshold. The Series D has no stated maturity or redemption date and is convertible into common stock at the option of the holder or the Company if the holder's ownership will not exceed 9.99%. We believe the Series D is a cumulative participating perpetual preferred stock and thus the conversion option is clearly and closely related to the Series D host contract and therefore does not require separation. We also considered whether the Series D had a beneficial conversion option in accordance with EITF 98-5 and we believed there was no beneficial conversion feature since the market price at the commitment date was the same as the effective conversion price.

          (c) The third part of the transaction involved the prepayment of promissory notes using common stock. The terms of the promissory notes provided for this prepayment in common stock at our option once we raised a certain targeted amount of cash. Upon the prepayment the investors received 14,833,746 shares of common stock and an equivalent 14,833,746 Series E warrants. In lieu of receiving 6,880,623 shares of common stock certain investors chose to receive 1,720.16 shares of Series D whose value was ascertained from the value attributed to the equivalent number of common shares into which they were convertible. See above for analysis of accounting for the Series D.

               In analyzing the accounting for the promissory notes we considered if there were any embedded derivatives that required separation. We considered the prepayment option and the 20% prepayment penalty. The terms of the promissory note allowed for prepayment of the notes in common stock AT OUR OPTION if a qualified financing as defined in the agreement was achieved. Because the terms of the prepayment option and the penalty didn't allow for a possibility of cash settlement we determined that these features did not fall under the definition of a derivative in accordance with FAS 133. The prepayment penalty was only applicable if we chose to prepay the debt through the issuance of common stock and we believe this feature is clearly and closely related to the debt host instrument. We could prepay principal and interest in cash at any time without penalty.

               At issuance we also considered if the debt was convertible and if so, was there was a beneficial conversion option. However, because the conversion was only at our option (i.e. the holders had no right to convert on their own) we concluded that this was not convertible debt but instead a possible stock settled debt transaction and that we would record a gain or loss on extinguishment if and when a prepayment took place in accordance with paragraph 20 of APB 26.

6. WE NOTE THAT YOU RECORDED A LOSS ON SETTLEMENT OF $10,328,199 IN CONNECTION WITH THIS TRANSACTION REPRESENTING THE BENEFICIAL CONVERSION FEATURE AND DISCOUNT ON THE NOTES FROM THE ISSUANCE OF THE WARRANTS AND THE FINAL CONVERSION TERMS. PLEASE RESPOND TO THE FOLLOWING:

     o SHOW US AND REVISE FUTURE FILINGS TO CLEARLY DISCLOSE HOW THIS LOSS WAS CALCULATED.

     o CLARIFY YOUR USE OF THE TERM 'BENEFICIAL CONVERSION FEATURE. DISCUSS WHETHER THE SERIES C PREFERRED STOCK CONTAINED A BENEFICIAL CONVERSION FEATURE AT ITS ORIGINAL ISSUANCE DATE AND HOW YOU ACCOUNTED FOR ANY SUCH FEATURE AT THAT TIME. REFER TO EITF 98-5.

     The $10,328,199 loss on settlement relates to the promissory notes and not the Series C. The loss consists of the fair value associated with the 14,833,746 warrants or $8,267,956 and the $2,060,243 representing the 20%
     prepayment  penalty,   both  related  to  the  promissory  notes  due  upon
     conversion.

     We will delete any mention of beneficial conversion feature and revise the wording on page F-24 to say:

               We recorded a loss on settlement of $10,328,199 which consists of a 20% prepayment penalty premium on the outstanding principal and accrued interest and the fair value of the warrants based on a Black Scholes pricing model using a five-year expected life, 3.73% risk-free interest rate, zero dividend yield and expected volatility of 86%.

     The Series C issued in 2003 did contain a beneficial conversion feature since the market price at the commitment date differed from the effective conversion price. In accordance with EITF 98-5 we recorded a discount of $1,225,632 as a dividend at the date of issuance of the preferred stock transaction.

7. WE NOTE THAT YOU ISSUED 8% CONVERTIBLE PROMISSORY NOTES BEGINNING IN MAY 2005. WE NOTE THAT AS A RESULT OF YOUR OCTOBER 12, 2005 EQUITY FINANCING, ALL OF THE OUTSTANDING 8% CONVERTIBLE PROMISSORY NOTES WERE CONVERTED INTO 6,346,925 SHARES OF YOUR COMMON STOCK, 2,714.624 SHARES OF YOUR SERIES D CONVERTIBLE PREFERRED STOCK AND WARRANTS TO PURCHASE AN ADDITIONAL 9,299,910 SHARES OF YOUR COMMON STOCK AT $0.50 PER SHARE. PLEASE RESPOND TO THE FOLLOWING:

          o PROVIDE US WITH YOUR DETAILED ANALYSIS OF THE ACCOUNTING FOR THE OCTOBER 12, 2005 TRANSACTION. WE NOTE THAT THE SERIES D CONVERTIBLE PREFERRED STOCK AND THE SERIES F WARRANTS APPEAR TO CONTAIN VARIOUS EMBEDDED DERIVATIVES THAT YOU MIGHT BE REQUIRED TO BIFURCATE FROM THE HOST CONTRACT BASED ON THE GUIDANCE OF SFAS 133 AND EITF 00-19.

          o TELL US HOW YOU CONSIDERED THE GUIDANCE PROVIDED IN EITF 05-4. THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL

               INSTRUMENT SUBJECT TO ISSUE NO. 00-19 IN CONCLUDING HOW TO ACCOUNT FOR THESE INSTRUMENTS. WHILE WE NOTE THAT THE EITF HAS NOT REACHED A CONSENSUS ON THIS ISSUE AND HAS DEFERRED DELIBERATION UNTIL THE FASB ADDRESSES CERTAIN QUESTIONS WHICH COULD IMPACT A CONCLUSION ON THIS ISSUE, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO.1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT AND THE DEBT AGREEMENT.

          o DESCRIBE TO US THE FEATURES OF EACH POTENTIAL EMBEDDED DERIVATIVE YOU HAVE IDENTIFIED AND DISCUSS YOUR CONCLUSIONS AS TO WHETHER IT SHOULD BE BIFURCATED, CITING THE SPECIFIC GUIDANCE ON WHICH YOU RELIED.

          o PLEASE PROVIDE US WITH YOUR DETAILED ANALYSIS OF PARAGRAPHS 12-32 OF EITF 00-19 USED IN DETERMINING WHETHER THE EMBEDDED CONVERSION FEATURE IS REQUIRED TO BE BIFURCATED AND ACCOUNTED FOR AT FAIR VALUE.

          o TELL US HOW YOU APPLIED THE GUIDANCE IN SFAS 133 AND EITF ISSUE 00-19 IN EVALUATING WHETHER THE WARRANTS TO PURCHASE 9,299,910 SHARES OF YOUR COMMON STOCK ARE A FREESTANDING DERIVATIVE THAT SHOULD BE CLASSIFIED AS A LIABILITY ON YOUR BALANCE SHEET AND ACCOUNTED FOR AT FAIR VALUE UNDER SFAS 133.

          o REVISE THE FINANCIAL STATEMENTS TO DESCRIBE CLEARLY HOW YOU HAVE ACCOUNTED FOR THE SERIES D CONVERTIBLE PREFERRED STOCK AND WARRANTS, INCLUDING ANY RELATED DISCOUNTS AND ANY EMBEDDED DERIVATIVES REQUIRING BIFURCATION PURSUANT TO SFAS 133.

          o REVISE THE CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION OF MD&A TO DISCLOSE THE METHODOLOGY AND SIGNIFICANT ESTIMATES USED TO VALUE ANY OF THESE INSTRUMENTS YOU CARRY AT FAIR VALUE.

     Similar  to  the  January  5,  2005   transaction  we  accounted  for  this
     transaction in three parts. We will revise our disclosure of this transaction as necessary to more clearly disclose the terms and conditions and accounting for these transactions.:

          (a) First, we sold 14,590,764 shares of common stock and Series F warrants to purchase 7,295,382 shares of common stock. The shares of common stock were priced at $0.25 per share and investors received one Series F warrant for every two shares of common stock purchased (i.e. we sold units of one share of common stock and one-half a Series F warrant for $0.25 per unit).

          The common stock was recorded as equity. The Series F warrants have similar terms as the Series E warrants. We applied the same considerations to the Series F warrants as we did for the Series E warrants to determine if they required classification as a liability in accordance with paragraphs 12-32 of EITF 00-19 and determined that was not necessary.

          The warrants do not include any provision that could require net-cash settlement. In considering whether the warrants permitted us to settle in unregistered shares we looked at the registration rights provisions and the related penalties. We determined the maximum penalty would be approximately 25% of the initial investment. The units were sold at $0.25 per unit. Based on a Black Scholes option-pricing model we determined that one Series F warrant was worth approximately $0.22 on the day of the sale and one-half of that amount is $0.11. The fair market value of our common stock was $0.30 on October 12, 2005 resulting in a 39% discount from the market price for the unit determined as follows: $0.30 + $0.11 = $0.41 - $0.25 =$.16/$0.41, or
          39%. We concluded the discount for a share of unregistered common stock would be a minimum of 39% considering such factors as the absence of such a market historically and our development stage status. This discount was in excess of the maximum 25% penalty imposed on the warrants and thus in accordance with paragraph 16 of EITF 00-19 we believe we can settle the contract in unregistered shares. Additionally, the contract provides for an explicit number of shares to be delivered and we determined that we had sufficient authorized and unissued shares available to settle the contract. Lastly, there are no requirements to pay cash to the warrant holders other than the penalty previously discussed. As such we concluded liability classification was not necessary for the warrants.

          (b) Second, we offered to reduce the exercise price of Series E warrants to $.001 from $1.80 and $1.50 per share for all investors who participated in this October private placement in an amount equal to at least 40% of their past cash investments in our January 5, 2005 equity private placement. Investors holding an aggregate of 5,881,079 Series E warrants took advantage of this offer and invested $2,942,691 of the $3,647,691 total proceeds. The modification of the warrant value was recorded as a deemed dividend of $1,053,088 based on a Black Scholes valuation. We believe this accounting is appropriate as the Series E warrants holders who invested in this equity private placement received a benefit that the other Series E warrant holders (i.e. those who did not participate) didn't receive.

          (c) In the third part of the transaction we prepaid the $3,486,000 promissory notes plus accrued interest of $98,463 and 20% prepayment penalty of $716,892 with our common stock. Upon the prepayment the investors received 17,205,420 shares of common stock and 9,299,910 Series F warrants. In lieu of receiving 6,346,925 of the possible
          17,205,420  common shares some  investors  chose to receive  2,714.624 shares of Series D which were valued based on the value of the equivalent number of common shares into which they are convertible. See response to question 5 part (b) for analysis of accounting for Series D. Also see response to question 8 for a more detailed analysis of the accounting for the promissory notes.

8. WE NOTE THAT YOU RECORDED A LOSS ON SETTLEMENT OF $2,753,254 IN CONNECTION WITH THIS TRANSACTION REPRESENTING THE BENEFICIAL CONVERSION FEATURE AND DISCOUNT ON THE NOTES FROM ISSUANCE OF THE WARRANTS AND THE FINAL CONVERSION TERMS. PLEASE ADDRESS THE FOLLOWING:

          o SHOW US AND REVISE FUTURE FILINGS TO CLEARLY DISCLOSE HOW THIS LOSS WAS CALCULATED.

          o CLARIFY YOUR USE OF THE TERM "BENEFICIAL CONVERSION. FEATURE". TELL US HOW YOUR ACCOUNTING FOR THE ORIGINAL 8% CONVERTIBLE PROMISSORY NOTES COMPLIES WITH THE GUIDANCE IN EITF 98-5.

     The $2,753,254 loss on settlement related to the settlement of the promissory notes consists of the value associated with the 9,299,910 warrants or $2,036,362 and the $716,892 representing the 20% prepayment penalty.

     We will delete any mention of beneficial conversion feature and revise the wording on page F-26 to say:

               We recorded a loss on settlement of $2,753,254 which consists of a 20% prepayment penalty on the outstanding principal and accrued interest and the fair value of the warrants based on a Black Scholes pricing model using a seven-year expected life, 4.37% risk-free interest rate, zero dividend yield, and expected volatility of 88%.

     The terms and conditions of these promissory notes were similar to those described in question 5(c) with the one difference being that prepayment was automatic (compared to at our option) upon the completion of a qualified financing transaction, as defined in the agreement. In analyzing the accounting for these promissory notes, we considered the automatic prepayment and 20% prepayment penalty as possible embedded derivatives and had the same conclusion regarding FAS 133 as reached in our response to question 5 (c). Though the prepayment is automatic in this case it is only if we complete a qualified financing and this was in our control.

     At issuance we also considered if the debt was convertible and if so, was there a beneficial conversion option. However, because the debt holders had no right to convert on their own we concluded that this was not convertible debt but instead a possible stock settled debt transaction and that we would record a gain or loss on extinguishment if and when a prepayment took place in accordance with paragraph 20 of APB 26.

     Additionally, we modified the amount needed to be raised in order to trigger a qualified financing (from $5,000,000 to $2,514,000) in exchange for Series F warrants. We applied EITF 96-19 to determine if we had significant modifications of the original debt.

     None of the other terms of the debt changed except for the conversion trigger. As such, the present value of the debt remained materially unchanged as a result of the modification and we recorded the fair value of the warrants issued to the debt holders as additional interest expense and kept the same carrying value for the debt. We will clarify this accounting in our disclosure going forward.

     Also, the new debt holders owned Series E warrants to purchase 11,983,445 shares of common stock received in our January 5, 2005 private placement. In the second quarter of 2005, in order to induce these debt holders to participate in these promissory notes, we reduced the exercise price of the Series E warrants from $1.80 and $1.50 per share to an exercise price of $.001 per share. Utilizing a Black Scholes valuation model we calculated an incremental value in the warrants of $2,212,436. Since the repricing of the warrants is related to the issuance of debt we believe the amount should have been recorded as a debt discount on the day of issuance and amortized to financing expense over the life of the debt. We originally recorded this amount as a deemed dividend.

     As a result of this review of the transaction, on December 26, 2006, after discussion with our independent registered public accounting firm and consultation with our Audit Committee, we concluded that we should restate our financial statements for the three and six months periods ended June 30, 2005, the three and nine months periods ended September 30, 2005 and the fiscal year ended December 31, 2005 to reflect the reclassification of the $2,212,436 to a debt discount on June 30, 2005 and the recording of the related amortization for the subsequent restated periods.

9. WE NOTE THAT YOU ENTERED INTO AN AGREEMENT WITH CAMBREX WHEREBY YOU WILL PAY YOUR PRODUCTION SUITE CHARGES FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2005 THROUGH THE ISSUANCE OF 1,030,000 SHARES OF YOUR COMMON STOCK AND WARRANTS TO PURCHASE 1,545,000 SHARES OF YOUR COMMON STOCK AT $1.80 PER SHARE. PLEASE RESPOND TO THE FOLLOWING:

          o WE NOTE THAT UNDER YOUR ORIGINAL AGREEMENT WITH CAMBREX, YOU WERE REQUIRED TO PAY $128,750 PER MONTH, OR $772,500 FOR SIX MONTHS, FOR PRODUCTION SUITE CHARGES. IN CONNECTION WITH THIS AGREEMENT, FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2005, YOU RECORDED A TOTAL CHARGE OF $235,500 FOR PRODUCTION SUITE CHARGES, YOU STATE THAT THE $235,500 REPRESENTS THE FAIR VALUE OF THE COMMON STOCK AND WARRANTS TO BE ISSUED. PLEASE TELL US AND REVISE FUTURE
               FILINGS TO CLEARLY DISCLOSE HOW YOU CONSIDERED PARAGRAPH 8 OF SFAS 123 IN CONCLUDING THAT THE PRODUCTION SUITE CHARGES FOR THIS SIX-MONTH PERIOD SHOULD BE RECORDED BASED ON THE FAIR VALUE OF THE EQUITY ISSUED. PLEASE SPECIFICALLY ADDRESS WHY YOU BELIEVE THE FAIR VALUE OF THE COMMON STOCK AND WARRANTS IS MORE RELIABLY MEASURABLE.

          o NOTWITHSTANDING THE ABOVE, TELL US AND REVISE FUTURE FILINGS TO DISCLOSE HOW YOU DETERMINED THE FAIR VALUE OF THE COMMON STOCK AND WARRANTS TO BE ISSUED. IN THIS REGARD, WE NOTE THAT THE TRADING PRICE OF YOUR COMMON STOCK ON THE DATE OF THE AGREEMENT WAS APPROXIMATELY $.30 PER SHARE.

          o REVISE FUTURE FILINGS TO DISCLOSE THE SPECIFIC ASSUMPTIONS USED IN THE BLACK-SCHOLES CALCULATION OF THE VALUE OF THE WARRANTS TO BE ISSUED.

We believe the fair value of the common stock and warrants is more reliably measurable than the suite fee charges represented in the contract because our common stock is publicly traded and we had sold approximately 6.5 million shares just six months prior and so we believe there is a reliable market that determines the fair value of our common stock. As such, this agreement with Cambrex was negotiated at arms length and they agreed to accept the provisions disclosed in our financial statements and must have believed it was fair value. We believe if Cambrex didn't believe they were getting fair value they would have negotiated terms that would have awarded them a number of shares that would have equaled the $772,500 fee divided by the closing price on the day of the agreement. The Cell Therapy Manufacturing Agreement (the "Agreement") with Cambrex includes not only fees for the use of the production suite but also additional services such as the use of laboratory equipment and Cambrex employees. We believe in totality the Agreement is fair and reasonable but we can't reasonably determine the fair value of the different pieces of the Agreement. We will update our disclosure in future filings to discuss how we considered FAS 123 paragraph 8.

In accounting for this transaction, the Company applied the guidance in Example 12 of EITF 96-18 and as such we used October 31, 2005 as the measurement date. The $772,500 fee was convertible into 1,030,000 shares of common stock using a $0.75 per share conversion price. The market value of our common stock on October 31, 2005 was $0.34 and utilizing a Black Scholes option pricing model we calculated a fair value of approximately $.08 per warrant. The total fair value of common stock and warrants to purchase common stock should have been $468,377. We incorrectly valued the deal at $235,500 and our independent auditors proposed an adjusting entry and the Company passed on any adjustment based on materiality. We will update our future filings to disclose how we determined the fair value of the equity instruments issued including the assumptions used in the Black Scholes calculation.

This suite fee contract with Cambrex only carried piggyback registration rights.

10. WE NOTE THAT IN CONNECTION WITH THE OCTOBER 2005 PRIVATE PLACEMENT, YOU ISSUED SERIES F COMMON STOCK PURCHASE WARRANTS TO PURCHASE AN AGGREGATE OF 7,295,382 SHARES OF YOUR COMMON STOCK. PLEASE PROVIDE US WITH YOUR ANALYSIS OF THE ACCOUNTING FOR THIS TRANSACTION, INCLUDING THE CLASSIFICATION OF THE SERIES F WARRANTS ON YOUR BALANCE SHEET. PLEASE SPECIFICALLY ADDRESS THE
     FOLLOWING:

          o TELL US HOW YOU CONSIDERED THE GUIDANCE PROVIDED IN EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL

               INSTRUMENT SUBJECT TO ISSUE. NO. 00-19 IN CONCLUDING HOW TO ACCOUNT FOR THESE INSTRUMENTS. WHILE WE NOTE THAT THE EITF HAS NOT REACHED A CONSENSUS ON THIS ISSUE AND HAS DEFERRED DELIBERATION UNTIL THE F ASB ADDRESSES CERTAIN QUESTIONS WHICH COULD IMPACT A CONCLUSION ON THIS ISSUE, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO. 1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT AND THE DEBT AGREEMENT.

          o TELL US HOW YOU APPLIED THE GUIDANCE IN SFAS 133 AND EITF ISSUE 00-19 IN EVALUATING WHETHER THE WARRANTS TO PURCHASE 9,299,910 SHARES OF YOUR COMMON STOCK ARE A FREESTANDING DERIVATIVE THAT SHOULD BE CLASSIFIED AS A LIABILITY ON YOUR BALANCE SHEET AND
               ACCOUNTED FOR AT FAIR VALUE UNDER SFAS 133. INCLUDE A DETAILED ANALYSIS OF PARAGRAPHS 12-32 OF EITF 00-19.

          o REVISE THE CRITICAL ACCOUNTING POLICIES AND ESTIMATES SECTION OF MD&A TO DISCLOSE THE METHODOLOGY AND SIGNIFICANT ESTIMATES USED TO VALUE ANY OF THESE INSTRUMENTS YOU CARRY AT FAIR VALUE.

     See our response to question 7 above.

11. PLEASE RECONCILE YOUR DISCLOSURE HERE THAT YOUR BOARD OF DIRECTORS HAS DESIGNATED 2,000 SHARES OF PREFERRED STOCK AS SERIES D CONVERTIBLE PREFERRED STOCK WITH YOUR DISCLOSURE ON PAGE F-4 WHICH INDICATES YOU HAVE 10,000 SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK AUTHORIZED.

     The disclosure on page F-4 is correct and we will revise the footnotes in our 2006 10-KSB accordingly. We made a specific notation of this correction to investors when we filed our August 7, 2006 SB-2 Registration Statement.

12. WE NOTE THAT YOU HAVE REPLACED THE WORD "REPORT" IN PARAGRAPHS 2 AND 3 WITH THE TERM "ANNUAL REPORT." IN ADDITION, WE NOTE PARAGRAPH 2 IN YOUR CERTIFICATIONS FILED AS EXHIBITS 31.1 AND 31.2 TO YOUR FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2006 REFERS TO THE "ANNUAL REPORT," AND PARAGRAPH 3 IN THESE CERTIFICATIONS REFERS TO YOUR "QUARTERLY REPORT." IN FUTURE FILINGS, PLEASE REVISE PARAGRAPHS 2 AND 3 TO REMOVE THE WORDS "ANNUAL" OR "QUARTERLY" AS APPROPRIATE. IN THIS REGARD, PLEASE NOTE THE REFERENCE IN PARAGRAPH 1 OF THE CERTIFICATIONS SHOULD CONTINUE TO REFERENCE THE "ANNUAL" OR "QUARTERLY" REPORT.

     We have noted the recommended changes related to the certifications and have updated our certifications to reflect these changes beginning with our September 30, 2006 quarterly filing.

13. WE NOTE THAT YOU RESTATED YOUR JUNE 30, 2006 FINANCIAL STATEMENTS TO CORRECT A CLERICAL ERROR THAT LED TO THE MISSTATEMENT OF THE WARRANTY LIABILITY INCLUDED IN CURRENT LIABILITIES AND THE CHANGE IN FAIR VALUE OF WARRANTS AMOUNT INCLUDED IN THE STATEMENT OF OPERATIONS CAUSED BY THE PREFERRED STOCK TRANSACTION COMPLETED ON

     APRIL 17, 2006. PLEASE FILE AN ITEM 4.02 FORM 8-K DISCLOSING WHEN YOU CONCLUDED THAT YOUR PRIOR FINANCIAL STATEMENTS AND ALL FINANCIAL PRESS RELEASES AND SIMILAR COMMUNICATIONS ISSUED BY THE COMPANY WITH ITEM 4.02 FORM 8-K DISCLOSING WHEN YOU CONCLUDED THAT YOUR PRIOR FINANCIAL STATEMENTS AND ALL FINANCIAL PRESS RELEASES AND SIMILAR COMMUNICATIONS ISSUED BY THE COMPANY WITH RESPECT TO SUCH STATEMENT OF OPERATION AND BALANCE SHEET FOR THE THREE MONTHS ENDED JUNE 30, 2006 SHOULD NO LONGER BE RELIED UPON.

     We filed an amended Form 10-QSB for the second quarter on September 29, 2006; one day after our independent auditors informed us on September 28, 2006 that an error had been uncovered. Because we filed the amendment within four days of notification of the need to correct the error, we believe it was not necessary to file a Form 8-K. We believe this is in accordance with the general instructions under Section B item 3 of the Form 8-K rules which say; "If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form." As such we believe we have complied with the securities rules and regulations and we continue to be a timely filer. Additionally, we believe filing an
     Item 4.02 Form 8-K now would only lead to confuse the investing public. Because we are a development stage company we choose not to issue any earnings releases so there are no releases that would be affected by the amendment of the financial statements. Also, though the magnitude of the error was material the error was non-cash related and resulted in additional income and the reduction of the warrant liability which in essence was a more positive development for our investors.

14. WE NOTE THAT THE COMMON SHARES ISSUED IN LIEU OF CASH PAYMENT FOR PRODUCTION SUITE CHARGES WERE VALUED AT $1,119,834 AND CLASSIFIED ON THE BALANCE SHEET AS TEMPORARY EQUITY. PLEASE ADDRESS THE FOLLOWING:

          o TELL US AND REVISE FUTURE FILINGS TO CLEARLY DISCLOSE HOW YOU CONSIDERED PARAGRAPH 8 OF SFAS 123 IN CONCLUDING THAT THE
               PRODUCTION SUITE CHARGES FOR THIS SIX-MONTH PERIOD SHOULD BE RECORDED BASED ON THE FAIR VALUE OF THE EQUITY ISSUED. PLEASE SPECIFICALLY ADDRESS WHY YOU BELIEVE THE FAIR VALUE OF THE COMMON STOCK AND WARRANTS IS MORE RELIABLY MEASURABLE.

          o EXPLAIN TO US HOW YOU CONCLUDED THAT THE SHARES OF COMMON STOCK ISSUED SHOULD BE CLASSIFIED AS TEMPORARY EQUITY. AS APPROPRIATE, PLEASE ALSO REFER US TO THE SPECIFIC ACCOUNTING LITERATURE ON WHICH YOU BASED YOUR CONCLUSION. IN ADDITION, TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO. 1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT.

          o    REVISE  FUTURE  FILINGS TO  DISCLOSE  ALL  MATERIAL  TERMS OF THE
               COMMON STOCK ISSUED TO CAMBREX, INCLUDING THE TERMS OF ANY REGISTRATION RIGHTS AGREEMENTS.

     Similar to the first suite fee agreement the contract with Cambrex called for a fixed number of shares per month (49,116) instead of an amount determined by dividing the agreed upon suite fee by our per share market price. We believed that the market value of our shares again which we recorded was more clearly evident of the value offered Cambrex than the suite fee agreed upon in the Agreement (see our response to question 9 for further discussion). We will revise future filings to clearly disclose how we considered FAS 123 paragraph 8 in determining why we believe the fair value of our common stock and warrants are more reliably measurable.

     In accounting for the Cambrex Suite Deal II we considered the terms of the agreement with Cambrex whereby for the six-month period from January 1, 2006 to June 30, 2006, Cambrex agreed to accept 49,116 shares of our common stock (the "Shares") per month in lieu of cash payment of rent. The Shares were to be delivered each month and had registration rights whereby we must use our best efforts to register the Shares and cause to be effective, but in no event later than August 31, 2006. (We filed a Registration Statement which went effective August 7, 2006). The Share agreement was silent as to any penalties if not effective. Cambrex can't sell or transfer the Shares until September 1, 2006, and afterwards can sell only up to 73,673 shares per month. Additionally, we issued a three-year warrant (the "Warrant") commencing July 1, 2006 to purchase 73,673 shares of our common stock at $11.25 per share. The Warrant allowed for settlement with unregistered shares but gave Cambrex piggyback rights. No penalties were indicated. The Warrant shares were non-transferable unless the shares are registered.

     We considered whether the transaction included any embedded derivatives. The Shares are not able to be readily convertible to cash as they are restricted from sale or transfer for at least three months and as such don't fall under FAS 133 (FAS133, paragraph 9c). The Warrant is also not able to be readily convertible to cash as the Warrant is one warrant for 73,673 shares and our average trading volume is approximately 38,000 shares. Since the Shares are being issued to non-employees for services and the performance has been completed for each issuance, we believe EITF 00-19 applies (paragraph 3) and because the Warrant is freestanding we also considered EITF 00-19.

     As a result of the registration rights the Shares should be recorded as temporary equity in accordance with EITF Topic D-98 and EITF 00-19 (paragraphs 14-18). The Shares will be temporary equity until Cambrex sells the Shares or the Rule 144 restriction period has passed and the amount won't be adjusted unless it becomes probable that the Shares will become redeemable (EITF Topic D-98 paragraph 15).

     We believe the Warrant terms meet the criteria for permanent equity in accordance with EITF 00-19. The underlying shares can be delivered unregistered and there is no requirement for us to register the shares, though the holders will have piggyback rights. As such, the Warrant was recorded as permanent equity. We will revise future filings to disclose all the material terms of the common stock we detailed above.

15. WE NOTE THAT YOU EXPENSED IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) OF $10.3 MILLION AS A RESULT OF YOUR ACQUISITION OF HAP TO BIOTECH IN THE
     QUARTER ENDED JUNE 30, 2006. IN FUTURE FILINGS, BEGINNING WITH YOUR NEXT FORM 10-QSB, PLEASE REVISE THE NOTES TO THE FINANCIAL STATEMENTS TO PROVIDE THE FOLLOWING:

          o    DISCLOSE THE APPRAISAL METHOD USED TO VALUE IPR&D COSTS ACQUIRED;

          o DISCUSS ALL SIGNIFICANT ASSUMPTIONS MADE AND ESTIMATES USED IN DETERMINING THE ASSIGNED VALUES TO EACH SIGNIFICANT LPR&D PROJECT SUCH AS THE RISK ADJUSTED DISCOUNT RATE APPLIED TO THE PROJECT'S CASH FLOWS AND PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS ARE EXPECTED TO COMMENCE;

          o    DESCRIBE EACH SIGNIFICANT IPR&D PROJECT ACQUIRED;

          o PRESENT IN TABULAR FORMAT THE FAIR VALUE ASSIGNED TO EACH PROJECT ACQUIRED AND PROJECTED COSTS TO COMPLETE BY PROJECT;

          o FOR EACH PROJECT, DISCLOSE IN MD&A THE STATUS OF THE DEVELOPMENT, STAGE OF COMPLETION AT ACQUISITION DATE, THE NATURE AND TIMING OF THE REMAINING EFFORTS FOR COMPLETION, ANTICIPATED COMPLETION DATE, THE DATE YOU WILL BEGIN BENEFITING FROM THE PROJECTS, THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT WITHIN A REASONABLE PERIOD OF TIME AND THE RISKS INVOLVED IF THE IPR&D PROJECTS ARE NOT COMPLETED ON A TIMELY BASIS; AND

          o IN SUBSEQUENT FILINGS, REVISE MD&A TO PROVIDE A DETAILED DISCUSSION OF THE STATUS OF YOUR EFFORTS FOR COMPLETION OF THE R&D PROJECTS AND THE IMPACT FROM ANY DELAYS. ALSO, PROVIDE AN EXPLANATION OF MATERIAL VARIATIONS BETWEEN PROJECTED RESULTS AND. ACTUAL RESULTS AND HOW FAILURE TO ACHIEVE PROJECTED RESULTS IMPACTED (OR WILL IMPACT) EXPECTED RETURN ON INVESTMENT, FUTURE RESULTS AND FINANCIAL CONDITION.

     Hapto Biotech Inc, was a privately held Delaware incorporated company and its wholly owned subsidiary, Hapto Biotech (Israel) LTD, was the main operating entity where the research and developement was performed. Hapto was focused on the development of two proprietary fibrin derived platform technologies: Fibrin Micro Beads (FMB's) and Haptides(TM). FMB's have demonstrated the ability to efficiently recover stem cells from mixed cell populations as well as allow for their growth proliferation and potential reimplantation into the patient. Haptides(TM) utilize proprietary synthetic peptides that mimic the mechanism of cell attachment to fibrin. These haptotactic peptides are used to enhance cell attraction and binding providing additional solutions in fields such as wound healing and skin regeneration, orthopedics, cell immunotherapy and potentially,


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

     drug delivery. Both of these technologies were early stage nascent technologies which we purchased understanding that additional research and development investment was necessary (pre-clinical efficacy studies are still in process). We believed that the Haptides and the FMB's will eventually produce some long term licensing opportunities in the areas enumerated above. The sole purpose of the acquisition was to acquire the technologies.

     In addition to the IPR&D we acquired approximately three full time employees, between five to ten patents related to the technologies and net liabilities of $134,042. We reviewed Appendix A of FAS 141 and determined that there were no other intangibles that we acquired which required allocation of the purchase price. We do not believe the acquired employees (one scientist and two lab technicians) have any value as all continuing research and development is being performed under the supervision of Ortec's Chief Scientist and other Ortec employees. We believe the patents have minimal value as we have applied for our own additional patents and the technology is still in an early stage. Additionally, we were previously involved in a joint venture research and development arrangement with Hapto where we had use of the patented technology free of charge and we believe this was the case because Hapto was not able to get anyone else to pay royalty fees. As such we believe that materially the full purchase price should be allocated to the IPR&D as we did not acquire anything else of value nor do we believe there was any goodwill. We determined that the value of the IPR&D based on the fair value of the consideration given as we believed that value was most reliably measurable.

     We will revise our disclosure for this transaction to more clearly disclose the assets acquired and how the purchase price was allocated to those assets. Also, we intend to provide updated information similar to the following in our future MD&A discussions:

     HAPTIDES(TM) UPDATE

     Since acquiring the HAPTIDES(TM) cell attachment technology in April 2006, Ortec has concentrated on implementing a pro-active product development and outlicensing commercialization strategy. This technology, which is a fibrin-based natural human peptide sequence with superior cell attraction properties, is simple and inexpensive to manufacture; offers a good safety profile in that it is non-immunogenic, non-inflammatory and non-toxic; and has demonstrated preclinical validation of its ability to enhance cell attachment. Our initial application of the HAPTIDES(TM) technology is to the active biomaterial collagen. Our findings have shown that HAPTIDES(TM) modified collagen improved cell attachment and growth In Vitro by 40-50%, and In Vivo implantation studies continued to show promising results as well. The implanted sponge material attracts fibroblast cell infiltration with minimal associated inflammation. These findings provide the basis for our belief that HAPTIDES(TM) modified collagen, in powdered micronized form, can be developed as an enhanced injectable dermal filler for the very significant and growing cosmetic tissue augmentation market.

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

     Ortec believes that a micronized Haptide-enhanced acellular injectable dermal filler can have major competitive advantages over leading products available today, by providing the same immediate enhanced cosmetic effect as current products but with the added advantage of providing the ability for those improved results to last significantly longer due to in vivo dermal cellularization. According to the American Society for Aesthetic Plastic Surgeons and Medical Insight, Inc., the global dermal filler market is growing at 25% per year, and was valued at $442 million in 2005 and is projected to grow to $1.5 billion by 2011.

     Ortec currently projects an approximately 18-month milestone driven development plan to allow for this novel soft tissue augmentation product to be in a FDA clinical trial. The following are the projected milestones and objectives leading up to an Investigational Device Exemption (IDE) application submission to the FDA which, upon approval, would allow for initiation of a human clinical trial.

     o    GMP Process & Safety
          o    Biocompatibility/Toxicology - COMPLETED;
          o    Collagen Haptization: GMP process development- IN PROGRESS
          o    Micronization Process Development - INITIATED;
          o    Pre-filled Syringe Product Development - NOT YET STARTED.

     o    Preclinical Efficacy
          o    Rat Subcutaneous Implantation Study - COMPLETED;
          o    Rat Subcutaneous Injection Studies - INITIATED
          o    Pig Intradermal Injection Study - NOT YET STARTED


     o    Clinical Trial
          o    IDE Submission to the FDA -Within 18 months.

     In addition, Ortec is focused on achieving several other key objectives in 2006 with its HAPTIDES(TM) technology, including evaluating other product opportunities for Haptized collagen in the areas of chronic wound healing, periodontal regeneration and as a matrix for Mesenchymal type adult stem cell differentiation and delivery. Further, Ortec plans to evaluate the application of the HAPTIDES(TM) technology to implantable materials, including dental and orthopedic implants and liposome and nanoparticle intracellular and transdermal delivery.

     Earlier this month, Ortec was notified by the U.S. patent office that the claims of its patent application "Novel Haptotactic Peptides" related to its HAPTIDES(TM) technology platform, have been allowed. The patent incorporating these claims is expected to be issued by the end of 2006. We are currently evaluating the opportunity for additional patent claims and filings around the HAPTIDES(TM) technology.

     Ortec has initiated preliminary discussions with companies focused on the orthopedic, dental, diagnostic, and cosmetic markets as well as the industrial scale microcarrier cell culture market, which have expressed interest in potentially


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

     partnering with Ortec to structure co-development and licensing agreements for its HAPTIDES(TM) technology platform.

     FIBRIN MICROBEADS UPDATE

     Also acquired in the acquisition completed in April 2006, Fibrin Microbeads (Fibrin MB) are cross-linked, heat-treated Fibrin beads that can be used to isolate matrix-dependent cells, including Mesenchymal-type Adult Stem Cells. Ortec believes that Fibrin MB represents valuable and unique intellectual property, with five U.S. patents issued and a notice of allowance recently received for a European patent, and is a technology which has significant advantages over comparable technologies, positioning it to be the product of choice in adult stem cell based therapeutics.

     The Fibrin MB stem cell technology, we believe, is a flexible, comprehensive one-bead approach for adult stem cell therapy. Fibrin MB have the unique potential to provide the clinician the ability to isolate stem cells from multiple sources including blood, the least invasive tissue source which was previously not considered a viable source of a sufficient quantity of mesenchymal type stem cells for therapeutic application. Fibrin MB also have the flexibility to deliver the isolated stem cells therapeutically as an implant to the patient, either as an initial cell product or as an expanded cell product, or as a differentiated stem cell product. All the current autologus adult stem cell methods we are aware of do not have the ability to provide this comprehensive solution to adult stem cell therapy.

     In preclinical tests, Fibrin MB has successfully demonstrated the ability to isolate stem cells, yielding four to eight times the current standard from rat and mouse bone marrow, and a good yield from GCSF-mobilized human blood. The technology has also proven effective with adipose tissue derived stem cells. Moreover, it has shown the ability to allow those stem cells to expand five to ten-fold after five to seven days' in culture on the Fibrin MB. In terms of differentiation, Fibrin MB has demonstrated human stem cells' conversion to bone, cartilage and fat and shown a differentiation commitment by five to seven days, and full differentiation by 14 days.

     Ortec's milestone driven development plan for this novel stem cell product currently provides for the ability to initiate an FDA clinical trial in bone regeneration within approximately 18 months and includes the following objectives and milestones. A preclinical trial evaluating Fibrin MB for bone regeneration has recently been initiated.

     o    GMP Process and Safety
          o    Fibrin MB Process Development - INITIATED
          o    Biocompatibility/Toxicology Testing - NOT YET STARTED

     o    Preclinical Efficacy
          o    Preclinical Animal Models - Long Bone, Craniofacial - INITIATED

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


          o    Optimize stem cell isolation from blood - INITIATED;
          o    Use  blood  derived  stem  cells for Bone  Regeneration-  NOT YET
               STARTED

     o    Clinical Trial
          o    Stem Cell Clinical Recovery Process- NOT YET STARTED
          o    IDE submission to the FDA - Within 24 months.

     Ortec also has initiated discussions with potential strategic partners to explore collaborations and licensing arrangements for its Fibrin MB technology platform.

16. WE NOTE THAT YOU PRESENT A NON-GAAP FINANCIAL MEASURE OF EBITDA THAT EXCLUDES VARIOUS RECURRING ITEMS. HOWEVER, WE NOTE BASED ON A REVIEW OF THE EXCLUDED ITEMS THAT THE MEASURE YOU PRESENT IS NOT TRUE EBITDA, RATHER, IT IS AN ADJUSTED EBITDA. AS SUCH, REVISE FUTURE FILINGS TO MORE ACCURATELY LABEL THE NON-GAAP MEASURE. REFER TO QUESTION 14 OF THE SEC FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES DATED JUNE 13, 2003.

     In response to the comment, we have decided to remove this information from our future filings and as such have not presented this information in our most recently filed Form 10-QSB for the third quarter of 2006.

17. IN THIS REGARD, YOU STATE THAT YOU PRESENT THIS ADJUSTED EBITDA MEASURE TO "ALLOW FOR ADDITIONAL CLARIFICATION OF [YOUR] PERFORMANCE" AND TO "ALLOW THE READERS OF [YOUR] FINANCIAL STATEMENTS AN ADDITIONAL TOOL TO EVALUATE [YOUR] COMPARATIVE PERFORMANCE. WE NOTE THAT YOU HAVE REMOVED VARIOUS CHARGES THAT HAVE OCCURRED IN EACH OF THE TWO MOST RECENT FISCAL PERIODS, INCLUDING AMORTIZATION OF DEFERRED COMPENSATION, NON-CASH IMPUTED INTEREST, NON-CASH PRODUCTION SUITE CHARGES, NON-CASH INTEREST, AND DEPRECIATION AND AMORTIZATION. IN ADDITION, WE NOTE THAT YOU HAVE EXCLUDED VARIOUS CHARGES THAT ARE REASONABLY LIKELY TO OCCUR IN FUTURE PERIODS, INCLUDING LOSS ON PROMISSORY NOTE SETTLEMENT, PREFERRED STOCK DEEMED DIVIDENDS AND CHANGE IN FAIR VALUE OF WARRANTS. PLEASE ADDRESS THE FOLLOWING:

          o PLEASE TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO PRESENT THIS NON-GAAP FINANCIAL WHICH APPEARS TO BE ELIMINATING ITEMS THAT YOU CONSIDER TO BE 'NON-RECURRING' IN NATURE. REFER TO ITEM
               10(H)(II)(B)  OF  REGULATION  S-B  AND  QUESTION  9  OF  THE  SEC
               FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES DATED JUNE 13, 2003.

          o IF YOU CONSIDER THESE ITEMS TO BE RECURRING ITEMS, PLEASE REVISE FUTURE FILINGS TO PROVIDE DISCLOSURES THAT CLEARLY DEMONSTRATE THE USEFULNESS OF THE MEASURE THAT EXCLUDES RECURRING ITEMS. SPECIFICALLY, YOU SHOULD DISCLOSE THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE ITS BUSINESS, THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A MEASURE, THE MATERIAL LIMITATIONS ASSOCIATED WITH USE OF THE NON-GAAP FINANCIAL MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE, THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON GAAP FINANCIAL MEASURE AND THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES USEFUL

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

               INFORMATION  TO  INVESTORS.  REFER  TO  QUESTION  8  OF  THE  SEC
               FREQUENTLY   ASKED  QUESTIONS   REGARDING  THE  USE  OF  NON-GAAP
               FINANCIAL MEASURES DATED JUNE 13, 2003.

     See our response to question 16 above. Since we are removing this from our future filings we do not believe a protracted discussion is necessary.

18. YOU STATE THAT YOU PRESENT THE ADJUSTED EBITDA MEASURE "GIVEN THE MAGNITUDE OF THE NON-CASH EXPENSES." PLEASE TELL US AND REVISE THE FILING TO CLEARLY INDICATE WHETHER YOU CONSIDER YOUR ADJUSTED EBITDA MEASURE TO BE AN OPERATING PERFORMANCE MEASURE OR A LIQUIDITY MEASURE. IF YOU CONSIDER YOUR ADJUSTED EBITDA MEASURE TO BE A LIQUIDITY MEASURE, PLEASE REVISE TO RECONCILE TO THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE.

     See our response to question 16 above. Since we are removing this from our future filings we do not believe a protracted discussion is necessary.

In connection with responding to your comments, we acknowledge that:

     o We are responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that our responses satisfy your inquiry. Please feel free to contact me directly at 646-218-1885 or ASCHOENBART@ORTECINTERNATIONAL.COM if I can be of further assistance. Our fax # is 212-740-2570.

Very truly yours,


/s/ Alan W. Schoenbart
-----------------------
Alan W. Schoenbart
Chief Financial Officer


    AUDUBON BUSINESS & TECHNOLOGY CENTER    3960 BROADWAY, NEW YORK, NY 10032
                      TEL: 212.740.6999 FAX: 212.740.6963

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